Merus Labs International Inc. Shareholders Approve Plan Of Arrangement with Norgine B.V.

TORONTO, Ontario, AMSTERDAM, The Netherlands — July 10, 2017 — Merus Labs International Inc. (TSX: MSL, NASDAQ: MSLI) (“Merus” or the “Company”) announced that at a special meeting of shareholders held earlier today (the “Meeting”), Merus shareholders voted in favour of the proposed transaction pursuant to which Norgine B.V. (“Norgine”) agreed to acquire all of the issued and outstanding common shares of Merus by way of a plan of arrangement (the “Arrangement”). The Arrangement was approved by approximately 99.79 % of the votes cast by all of the Merus shareholders eligible to vote at the Meeting.

Barry Fishman, CEO at Merus says: “We are very pleased with the outcome of the vote and the corresponding positive recommendation from Merus shareholders. We believe that the Arrangement represents the best way forward for Merus and we look forward to working with Norgine to implement a smooth integration.”

Peter Stein, CEO at Norgine says: “We welcome the positive recommendation from Merus shareholders. This is a transformative acquisition for Norgine as we continue to drive our European strategy forward in order to deliver profitable growth and create a dynamic and sustainable business in the long term.”

Completion of the Arrangement remains conditional on approval by the Supreme Court of British Columbia and certain other closing conditions customary for transactions of this nature. Subject to obtaining such court approval and the satisfaction or waiver of all other closing conditions, it is anticipated that the Arrangement will be completed on or about July 17, 2017.

About Merus

Merus is a specialty pharmaceutical company focused on acquiring and optimizing legacy and growth products. The Company leverages its expertise and scalable platform across Europe, Canada and select other markets to deliver value.

About Norgine

Norgine is a leading European specialist pharmaceutical company with a direct commercial presence in all major European markets. In 2016, Norgine’s total revenue was €368 million, including product sales, partnering milestones and other income. Norgine employs over 1,000 people across its commercial, development and manufacturing operations and manages all aspects of product development, production, marketing, sale and supply. Norgine specialises in gastroenterology, hepatology, cancer and supportive care. Norgine is headquartered in the Netherlands. Norgine owns a R&D site in Hengoed, Wales and two manufacturing sites in Hengoed, Wales and Dreux, France. For more information, please visit www.norgine.com.

In 2012, Norgine established a complementary business Norgine Ventures, supporting innovative healthcare companies through the provision of debt-like financing in Europe and the US. For more information, please visit www.norgineventures.com.

CONTACT:

For Further Information on Merus: Dr. Michael Bumby, CFO, T: +1.905.726.0995, info@meruslabs.com, www.meruslabs.com;

For Further Information on Norgine: Christopher Bath, CFO, T: +44(0)1895 453723; Media: Isabelle Jouin, T: +44 (0)1895 453643; Follow us @norgine; www.norgine.com